UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AT HOME GROUP INC.
(Name of Subject Company)

AT HOME GROUP INC.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

04650Y100
(CUSIP Number of Class of Securities)

Mary Jane Broussard
Chief Administrative Officer, General Counsel and Corporate Secretary
1600 East Plano Parkway
Plano, Texas 75074
(972) 265-6137
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Warren S. de Wied
Erica Jaffe
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by At Home Group Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on June 22, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Ambience Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of Ambience Parent, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share (the “Shares”), pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2021, by and among Parent, Merger Sub, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $37.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the SEC on June 22, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

This Amendment should be read in conjunction with the rest of the Schedule 14D-9, as amended, which we urge you to read in its entirety.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following new subsection immediately before the heading entitled “Cautionary Statement Regarding Forward-Looking Statements ” of the Schedule 14D-9:

“Final Results of the Offer and Completion of the Merger

The Offer and withdrawal rights expired as scheduled at 5:00 p.m., New York City time, on July 22, 2021. American Stock Transfer & Trust Co., LLC, the depositary and paying agent for the Offer, advised Merger Sub that, as of the expiration of the Offer, a total of 39,002,798 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 59.28% of the issued and outstanding Shares as of the expiration of the Offer.

The number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied or waived, Merger Sub irrevocably accepted for payment all such Shares validly tendered into and not validly withdrawn from the Offer and will promptly pay for all such Shares in accordance with the Offer.

As a result of its acceptance of the Shares tendered in the Offer, Merger Sub acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, on July 23, 2021, Merger Sub expects to effect the Merger under Section 251(h) of the DGCL, pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as an indirect wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares irrevocably accepted for purchase by Merger Sub in the Offer and certain Shares specified in the Merger Agreement (including Rollover Shares and Shares as to which the holder thereof has properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL)), will be converted automatically into the right to receive $37.00 in cash, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (which is the same amount per Share paid in the Offer).

Following the Merger, all Shares will be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

On July 23, 2021, H&F issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(E) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(E)	Press Release, issued by H&F on July 23, 2021, announcing the expiration and results of the Offer (incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AT HOME GROUP INC.

Date: July 23, 2021	By:	/s/ Mary Jane Broussard
Name: Mary Jane Broussard
		Title:	Chief Administrative Officer, General Counsel & Corporate Secretary

Date: July 23, 2021 By: /s/ MARY JANE BROUSSARD